SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No   ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated March 2, 2018.

Autonomous City of Buenos Aires, March 2, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Sarmiento 299

Ref: Financial Statements as of 12/31/2017

Dear Sirs:

In order to fulfill the requirements of Article No. 62, of the Merval Listing Regulations, we inform you that the Company’s Board of Directors approved, at its meeting held on March 2, 2018, the consolidated financial statements for the year ended December 31, 2017. Relevant information of such financials statements of YPF S.A. follows:

1) Statement of income(1) (in millions of pesos)

Attributable to shareholders of the Company	12,340
Attributable to minority interests	332

Total net income for the period	12,672

2) Other comprehensive income(1) (in millions of pesos)

Attributable to shareholders of the Company	21,917
Attributable to minority interests	—

Total other comprehensive income for the period	21,917

3) Comprehensive income(1) (in millions of pesos)

Attributable to shareholders of the Company	34,257
Attributable to minority interests	332

Total comprehensive income for the period	34,589

4) Detail of Shareholders’ equity as of 12/31/2017(1) (in millions of pesos)

Shareholders’ contributions:

Subscribed Capital	3,924
Adjustment to contributions	6,085
Shares in treasury	9
Adjustment to shares in treasury	16
Stock compensation plan	36
Acquisition cost of treasury shares	(91)
Share trading premium	(217)
Issuance premiums	640

Total shareholders’ contributions		10,402
Legal reserve		2,007
Own shares repurchase		100
Other comprehensive income		127,446
Retained earning		12,340

Subtotal Shareholders’ equity		152,295

Minority interests		238

Total Shareholders’ equity		152,533

(1)	Amounts in accordance with IFRS

Subsection I) 3. Proposals regarding dividends in cash and in kind, capitalized earnings, monetary adjustments and other concepts

The Board of Directors decided to propose to the Ordinary General Shareholders’ Meeting that will consider the Financial Statements related to the fiscal year N° 41 the following outcome for the profits : (i) to allocate Ps 120 million to establish a reserve for purchasing YPF shares, in order to grant to the Board of Directors the possibility to acquire YPF shares at any time as it considers appropriate, and to comply, in carrying out the share compensation plan, with the obligations currently existing under such plan and those that may arise in the future, (ii) to allocate Ps 11,020 million to establish a reserve for investments in accordance with the third paragraph of article 70 of the General Corporations Law N° 19,550 , as amended, and (iii) to allocate the sum of Ps 1,200 million to a reserve for future dividends, authorizing the Board of Directors, until the date of the next Ordinary General Shareholders’ Meeting that will consider the Financial Statements closed as of December 31, 2018, to determine the opportunity and the amount to its distribution, taking into account financial conditions and availability of funds as well as operating results, investments and other aspects that are considered relevant in the development of the company’s activities, or its distribution in accordance with article 224 of the General Corporations Law and other applicable regulations.

Subsection I) 6. Shares owned by the parent group

As of December 31, 2017 the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

Subsection I) 7. Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

Subsection I) 8. Parent shareholder of the company:

Federal Government - Ministry of Energy and Mining, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires.

Yours faithfully,

Diego Celaá Market Relations Officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 5, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer